Exhibit 99.1


                    INTERSTAR MILLENNIUM SERIES 2003-1G TRUST

     Quarterly Noteholders Report Related to the November 28, 2003 Distribtion


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Aggregate principal amount of each class of notes as at the             A2 Notes:  USD $693,547,781.05
first day after the Payment Date occurring during the                              AUD $1,165,911,003.01
collection period:
                                                                        B1 Notes:  USD $14,333,320.81
                                                                                   AUD $22,982,035.44


Aggregate amount of interest payable on each class of notes             A2 Notes:  USD $2,526,247.79
on the Payment Date being 28th November 2003:
                                                                        B1 Notes:  USD $73,685.21


Aggregate of principal payments to be made in respect to each           A2 Notes:  USD $40,866,188.66
class of notes on the Payment Date being 28th November 2003:
                                                                        B1 Notes:  USD $844,567.90


Income for the collection period:                                       AUD $21,998,054.59


The Mortgage Principal Repayments for the collection period:            AUD $103,114,144.92


Expenses of the trust for the collection period:                        AUD $18,668,296.95


Aggregate of all redraws on the housing loans made during the           AUD $26,893,986.53
collection period:


Interest rates (US all in) applicable for interest period               A2 Notes:  1.4400%
ending 26th February 2004:                                              B1 Notes:  2.0200%


The scheduled and unscheduled payments of principal during              Scheduled:    AUD   $1,943,321.66
the collection period:                                                  Unscheduled:  AUD $101,170,823.26


Aggregate of outstanding balances of housing loans as at the            18 November 2003: AUD $1,216,994,587.00
last of day of the collection period:


Delinquency and loss statistics with respect to the housing             Loss:  Nil
loans as at the last day of the collection period
                                                                        Delinquency:   0-29      1.54%
                                                                                      30-59      0.50%
                                                                                      60+        0.32%


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